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May 9, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

STATE FARM MUTUAL FUND TRUST
1933 ACT REGISTRATION NO. 333-42004
1940 ACT REGISTRATION NO. 811-10027

Ladies and Gentlemen:

        On behalf of State Farm Mutual Fund Trust (the "Trust"), and in accordance with rule 14a-6(c) under the Securities Exchange Act of 1934 (the "Exchange Act") and rule 20a-1 under the Investment Company Act of 1940, we are submitting for electronic filing personal solicitation materials for use in connection with the Trust's Special Meeting of Shareholders scheduled to be held on June 17, 2005.

        Should you have any questions regarding this filing, please contact the undersigned at 309-766-1908. Thank you.

                                        Sincerely,


                                        /s/ David M. Moore
                                        David M. Moore
                                        Assistant Secretary
                                        State Farm Mutual Fund Trust

Enclosures